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EXHIBIT 1

JOINT FILING AGREEMENT

        This will confirm the agreement by and between each of the undersigned, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the Common Stock, par value $.01 per share, of Predictive Systems, Inc., is being filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 12, 2002

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
By:	/s/ DOUGLAS E. SCOTT Name: Douglas E. Scott Title: Senior Vice President and General Counsel
SAIC VENTURE CAPITAL CORPORATION
By:	/s/ KEVIN A. WERNER Name: Kevin A. Werner Title: President

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JOINT FILING AGREEMENT